SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of July, 2005

Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.
(Translation of Registrant's name into English)

Rua Comendador Araújo, 299 - 3º Andar
80420-000 Curitiba. PR, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

CALL NOTICE
PAYMENT OF WITHDRAWAL RIGHTS

TIM PARTICIPAÇÕES S.A.
A listed company
CNPJ/MF n.º 02.558.115/0001-21

TIM SUL S.A.
A listed company
CNPJ/MF n° 02.332.397/0001-44

TIM NORDESTE TELECOMUNICAÇÕES S.A.
A listed company
CNPJ/MF n° 02.336.993/0001-00

NOTICE TO OF WITHDRAWAL
PAYMENT OF WITHDRAWAL RIGHTS

We hereby notify our Shareholders that: (1) Withdrawal Rights: July 1, 2005 will mark the end of the period for the exercise of the withdrawal rights by the common and preferred shareholders of TIM Sul S.A. (“TIM Sul”) and TIM Nordeste Telecomunicações S.A. (“TIM Nordeste”) and by the common shareholders of TIM Participações S.A. (“TIM Participações”), who disagreed with the respective Shareholders’ Meetings held on May 30, 2005, which adopted the merger of TIM Sul and TIM Nordeste into TIM Participações. The payment of the withdrawal right shall be made on July 5, 2005; (2) Effectiveness of the Merger of Shares: the effectiveness of the merger of all TIM Sul and TIM Nordeste shares into TIM Participações, as passed by their respective Special Shareholders’ Meetings held on May 30, 2005; (3) Share Trading: The trading of TIM Sul and TIM Nordeste shares shall cease after the closing of the trading on July 6, 2005, that is, starting on July 7, 2005 , TIM Sul and TIM Nordeste shares shall be included in the shareholders’ position as TIM Participações (trading code TCSL3 for common shares and TCSL4 for preferred shares). The main terms and conditions of the merger of TIM Sul and TIM Nordeste into TIM Participações were disclosed to the market the Material Announcement made on April 27, 2005.

Curitiba and Jaboatão dos Guararapes, July 4, 2005.

Paulo Roberto Cruz Cozza
Investor Relations Officer
TIM Participações S.A.

Mario Cesar Pereira de Araujo
Investor Relations Officer
TIM Sul S.A.

Mario Cesar Pereira de Araujo
Investor Relations Officer
TIM Nordeste Telecomunicações S.A.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: July 6, 2005	By:	/s/ Paulo Roberto Cruz Cozza
Name: Paulo Roberto Cruz Cozza
Title: Chief Financial Officer